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14048897

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-49107

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/13** (MM/DD/YY) AND ENDING **12/31/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER: **Guggenheim Securities, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Paolino **(212) 338-8836**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	**New York**	**New York**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

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AFFIRMATION

I, Paul M. Friedman, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to the firm of Guggenheim Securities, LLC (the Company), as of December 31, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Paul M. Friedman
Chief Operating Officer

Sworn and subscribed to before me this
28 day of February 2014.

KRISTINA HUANG (AMATO)
Notary Public, State of New York
No. 01HU6090847
Qualified in Kings County
Commission Expires April 21, 2015

GUGGENHEIM SECURITIES, LLC

(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

Consolidated Statement of Financial Condition

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member of
Guggenheim Securities, LLC:

We have audited the accompanying consolidated statement of financial condition of Guggenheim Securities, LLC and its subsidiaries as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act, and the related notes to the consolidated statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Guggenheim Securities, LLC and its subsidiaries as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2014

GUGGENHEIM SECURITIES, LLC
(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

Consolidated Statement of Financial Condition

December 31, 2013

(Amounts in thousands)

Assets		
Cash	$	23,094
Due from clearing organizations		4,000
Securities owned – at fair value ($1,788,176 pledged as collateral)		3,382,582
Securities purchased under agreements to resell		10,073,856
Securities borrowed		32,345
Accrued interest receivable		6,692
Accounts receivable		9,843
Due from affiliates		3,981
Note receivable from affiliate		15,000
Fixed assets – net of accumulated depreciation and amortization of $2,170		6,860
Goodwill		21,290
Other assets		1,819
Total assets	$	13,581,362
Liabilities and Member's Equity		
Securities sold under agreements to repurchase	$	11,624,871
Due to clearing organizations		1,356,659
Securities sold, not yet purchased – at fair value		305,285
Due to affiliates		1,046
Accrued expenses and other liabilities		100,441
Total liabilities		13,388,302
Member's equity		192,937
Noncontrolling interest		123
Total member's equity		193,060
Total liabilities and member's equity	$	13,581,362

The accompanying notes are an integral part of this consolidated statement of financial condition.

(1) Organization and Nature of Business

Guggenheim Securities, LLC (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA), and the Securities Investor Protection Corporation (SIPC). The Company is a wholly owned subsidiary of Links Holdings, LLC (Parent) whose ultimate parent is Guggenheim Capital, LLC (Guggenheim). The consolidated statement of financial condition includes the accounts of Guggenheim Trust Assets, LLC and GP Energy Partners, LLC (GEP), both of which are wholly owned subsidiaries of the Company. GEP includes the accounts of Guggenheim Energy Advisors, LLC (GEA), a joint venture in which GEP controls the management of GEA and therefore, the assets and liabilities of GEA are included in the consolidated financial statements.

The Company engages in principal and agency sales and trading of fixed-income securities, exchange-traded futures, and structured products; matched book activities using repurchase and reverse repurchase agreements collateralized by fixed-income securities; equity research; agency and principal trading of equity securities; and investment banking and advisory services for merger-and-acquisition, financial restructuring, and underwriting transactions.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated statement of financial condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The consolidated statement of financial condition includes the accounts of the Company and all other entities in which the firm has a controlling financial interest. All material intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of Estimates

The preparation of the consolidated statement of financial condition in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

(c) Cash

The Company maintains cash at federally insured banking institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

(d) Securities Owned, Including Those Pledged, and Securities Sold, but Not Yet Purchased

Securities transactions are recorded on the consolidated statement of financial condition on trade-date, as if they had settled. Securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements*. Fair value is generally based on quoted market prices or dealer observable quotations. In certain markets where observable prices are not available for all products, fair value is determined using techniques appropriate for each particular product.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities, thereby creating a liability to purchase those securities at current market prices. These transactions may result in additional risk if the market price of the securities changes subsequent to December 31, 2013. The Company seeks to limit this risk by holding offsetting positions or other financial instruments.

(e) Securities Sold under Agreements to Repurchase (Repurchase Agreements) and Securities Purchased under Agreements to Resell (Reverse Repurchase Agreements)

Repurchase agreements and reverse repurchase agreements are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase value as specified in the respective agreements.

The Company executes a large portion of its repurchase and reverse repurchase agreements with members of Fixed Income Clearing Corporation (FICC). FICC minimizes the risks to its members by guaranteeing the settlement of each transaction. FICC interposes itself between the Company and other members and becomes the legal counterparty for settlement purposes. On a daily basis, FICC calculates the fair value of each participant's position and compares it to the contract amount. Any difference is collected from, or paid to, each counterparty by FICC, as applicable.

It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale transactions. The Company monitors the fair value of securities purchased and sold on a daily basis, with additional collateral obtained or refunded as necessary.

Reverse repurchase agreements and repurchase agreements are presented on a net-by-counterparty basis when the requirements of ASC 210-20-45, *Balance Sheet,* are satisfied.

(f) Securities borrowed

Securities borrowed are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed require the Company to deposit cash, letters of credit, or other collateral with the lender. The Company monitors the fair value of securities borrowed on a daily basis, with additional collateral obtained as necessary. Securities borrowed are recorded at the amount of cash collateral advanced adjusted for additional collateral obtained. Interest on such transactions is accrued and is included in receivable from clearing organizations.

(g) Fixed Assets

Fixed assets consist of capitalized project costs, computers and software, leasehold improvements, and office equipment and furniture, which are reported at historical cost less accumulated depreciation and amortization. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets ranging from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful life of the improvement or the remaining lease term.

Capitalized project costs are accounted for under ASC Topic 350-40, *Intangibles-Goodwill-Other-Internal-Use Software*, and consist of costs related to internally developed software for the Company's internal use.

(h) Goodwill

Goodwill, which was recognized as a result of the acquisition of the Parent and its subsidiaries, including the Company, by Guggenheim in 2001, has been recorded in accordance with the provisions of ASC 350, *Intangibles – Goodwill and Other*. Goodwill is subject to review annually for impairment. During the year, Guggenheim completed the annual impairment test, which did not indicate any goodwill impairment for the Company and, therefore, did not have an effect on the Company's financial condition.

(i) Noncontrolling Interest

For entities that are consolidated, but not 100% owned, a portion of equity is allocated to owners other than the Company and is included and presented separately in noncontrolling interest in the consolidated statement of financial condition.

(j) Income Taxes

The Company is organized as a Delaware limited liability company and treated as a disregarded entity for U.S. income tax purposes and has no federal tax liability. State tax liabilities are determined under individual state laws. The Company's income is included in the federal and state income tax returns of the Parent.

ASC 740-10, *Income Taxes-Overall,* requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely than-not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2013. Further, as of December 31, 2013, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

(k) Accounting Developments

Balance Sheet Offsetting Disclosures

In December 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-11, *Disclosures about Offsetting Assets and Liabilities,* and in January 2013 the FASB issued ASU 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*. The updates require new disclosures regarding balance sheet offsetting and related arrangements. For derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions, the updates require disclosure of gross asset and liability amounts, amounts offset on

the balance sheet, and amounts subject to the offsetting requirements but not offset on the balance sheet. The guidance is effective for annual reporting periods beginning on or after January 1, 2013 and is to be applied retrospectively. This guidance does not amend the existing guidance on when it is appropriate to offset. The Company's adoption of this guidance on January 1, 2013 did not have a material affect the consolidated statement of financial condition.

(3) Fair Value

(a) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., not a forced liquidation or distressed sale). A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets, or liabilities

Level 2 – Quoted prices for instruments that are identical or similar in markets that are not active and model-derived valuations for which all significant inputs are observable, either directly or indirectly in active markets

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. As required by FASB ASC 820, the fair values of assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

(b) *Fair Value Measurements*

The following is a summary of the financial assets and liabilities that are accounted for on a recurring basis by level within the fair value hierarchy as of December 31, 2013:

Assets	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
		(In thousands)		
Securities owned:				
U.S. government and agency	$ 3,006,090	101,281	—	3,107,371
Municipal	—	75,114	—	75,114
Corporate debt	—	8,089	—	8,089
Collateralized debt obligations	—	45,304	1,177	46,481
Mortgage-backed securities	—	110,221	11,823	122,044
Other asset-backed securities	—	20,662	—	20,662
Equities	—	1,726	418	2,144
Derivatives	677	—	—	677
Total	$ 3,006,767	362,397	13,418	3,382,582
Liabilities				
Securities sold, not yet purchased:				
U.S. government and agency	$ 291,337	8,841	—	300,178
Corporate debt	—	882	—	882
Collateralized debt obligations	—	3,139	—	3,139
Equities	—	668	—	668
Derivatives	418	—	—	418
Total	$ 291,755	13,530	—	305,285

(Continued)

The following is a description of the valuation basis, including valuation techniques and inputs, used in measuring the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis.

U.S. Government and Agency Securities

U.S. government and agency securities are measured based on quoted market prices and categorized within Level 1 of the fair value hierarchy. U.S. agency securities comprise three main categories consisting of agency-issued debt, agency mortgage pass-through pool securities, and collateralized mortgage obligations. Noncallable agency-issued debt securities are generally valued using quoted market prices. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. The fair value of agency mortgage pass-through pool securities is model-driven based on spreads of the comparable to-be-announced (TBA) security. Collateralized mortgage obligations are valued using quoted market prices and trade data adjusted by subsequent changes in related indices for identical or comparable securities. Actively traded noncallable agency-issued debt securities are generally categorized in Level 1 of the fair value hierarchy. Callable agency-issued debt securities, agency mortgage pass-through pool securities, and collateralized mortgage obligations are generally categorized in Level 2 of the fair value hierarchy.

Municipal Securities

Municipal securities are measured based on prices observed for recently executed market transactions of comparable size and are categorized within Level 2 of the fair value hierarchy.

Corporate Debt Securities

Corporate bonds are measured primarily using pricing data from prices observed for recently executed market transactions of comparable size, and bond spreads or credit default swap spreads of the issuer adjusted for basis differences between the swap curve and the bond curve. Corporate bonds measured using these valuation methods are categorized within Level 2 of the fair value hierarchy. If pricing data or spread data is not available, alternative valuation techniques are used including cash flow models incorporating interest rate curves, single name, or index credit default swap curves for comparable issuers, and recovery rate assumptions. Corporate bonds measured using alternative valuation techniques are categorized within Level 3 of the fair value hierarchy.

High-yield corporate and convertible bonds are categorized within Level 2 of the fair value hierarchy and are measured primarily using prices observed for recently executed market transactions of comparable size. Where pricing data is less observable, valuations are categorized within Level 3 and are based on pending transactions involving the issuer or comparable issuers, prices implied from an issuer's subsequent financings or recapitalizations, models incorporating financial ratios, and projected cash flows of the issuer and market prices for comparable issuers.

Collateralized Debt Obligations

Collateralized debt obligations measured based on prices observed for recently executed market transactions are categorized within Level 2 of the fair value hierarchy. If external prices or spread

data is not available and alternate valuation techniques using cash flow models incorporating assumptions for constant prepayment rates, constant default rates, and severity for comparable securities are utilized, then these securities are categorized as Level 3 of the fair value hierarchy.

Mortgage-Backed Securities

Mortgage-backed securities are valued based on price or spread data obtained from observed transactions. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity. Market standard models, such as Intex, Trepp, or others, may be deployed to model the specific collateral composition and cash flow structure of each transaction. Key inputs to these models are market spreads, forecasted credit losses, default and prepayment rates for each asset category. Valuation levels of indexes are also used as an additional data point for benchmarking purposes or to price outright index positions.

Mortgage-backed securities are generally categorized in Level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance, and other inputs, then the securities are categorized in Level 3 of the fair value hierarchy.

Other Asset-Backed Securities

Other asset-backed securities include, but are not limited to, securities backed by auto loans, credit card receivables, aircraft loans, and student loans and are categorized within Level 2 of the fair value hierarchy. Valuations were determined using the Company's own trading activities for identical or similar instruments.

Equities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized as Level 1 of the fair value hierarchy; otherwise, they are categorized within Level 2 of the fair value hierarchy.

Nonexchange-traded equity securities are measured primarily using valuation prices observed for subsequent financing or capital issuances by the company and are categorized within Level 3 of the fair value hierarchy.

Derivatives

Derivatives include listed option contracts that are actively traded and are valued based on quoted prices from the exchange. They are categorized as Level 1 of the fair value hierarchy.

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of financial instrument and market conditions. As the observability of prices

and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of each period. The degree of judgment exercised in determining fair value is the greatest for instruments categorized in Level 3. There were no transfers between Level 1 or Level 2 during the year.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2013:

		Balance at January 1, 2013	Realized gains	Unrealized gains (losses)	Purchases	Sales	Transfers in (out)	Balance at December 31, 2013
					(In thousands)			
Securities owned:								
Mortgage-backed securities	$	—	296	(113)	11,640	—	—	11,823
Collateralized debt obligations		6,951	134	3	1,297	(7,208)	—	1,177
Equities		1,680	—	(1,262)	—	—	—	418
Other-asset backed securities		3,975	1,830	—	—	(5,805)	—	—
Total	$	12,606	2,260	(1,372)	12,937	(13,013)	—	13,418

		Change in unrealized appreciation (depreciation) in 2013 for assets held at December 31, 2013
		(In thousands)
Securities owned:		
Mortgage-backed securities	$	(113)
Collateralized debt obligations		3
Equities		(1,262)
Total	$	(1,372)

(Continued)

Quantitative Information about Significant Unobservable Inputs Used in Recurring Level 3 Fair Value Measurements

The table below presents information on the valuation techniques, significant unobservable inputs, and their ranges for financial assets subject to threshold levels related to the market value of the positions held, measured at fair value on a recurring basis with a significant Level 3 balance. The range of unobservable inputs could differ significantly across different firms given the range of products across different firms in the financial services sector. The inputs are not representative of the inputs that could have been used in the valuation of any one financial instruments; that is, the input used for valuing one financial instrument within a particular class of financial instruments may not be appropriate for valuing other financial instruments within that given class. Additionally, the ranges of inputs presented below should not be construed to represent uncertainty regarding the fair values of the Company's financial instruments.

Financial instruments owned	Market value	Valuation technique	Significant unobservable input(s)	Range
Mortgage-backed securities	$ 11,823	Discounted cash flows	Constant prepayment rate	0% to 17%
			Constant default rate	0% to 9%
			Loss severity	30% to 100%
		Scenario analysis	Bid list	97-99
Collateralized debt obligations	1,177	Discounted cash flows	Constant prepayment rate	0% to 20%
			Constant default rate	0% to 2%
			Loss severity	0% to 30%
Corporate equity securities	418	Private company valuation	Price per share	$0.56

Sensitivity of Fair Value Changes in Significant Unobservable Inputs

For recurring fair value measurements within Level 3 of the fair value hierarchy, the sensitivity of the fair value measurement to changes in significant unobservable inputs and interrelationships between those unobservable inputs (if any) are described below:

- Mortgage-backed securities and collateralized debt obligations using discounted cash flow valuation technique. A significant increase (decrease) in isolation in the constant default rate or loss severities would result in significantly lower (higher) fair value measurement. The impact of changes in the constant prepayment rate would have differing impacts depending on the capital structure of the security.
- Mortgage-backed securities using a scenario analysis. A significant increase (decrease) in the bid list pricing would result in a significantly higher (lower) fair value measurement.
- Corporate equity securities using a private company valuation. A significant increase (decrease) in the price per share would result in a significantly higher (lower) fair value measurement.

The fair values of other financial assets and liabilities carried at cost (consisting primarily of receivables and payables to clearing organizations, accounts receivable, and reverse repurchase and repurchase agreements) are considered to approximate their carrying amounts because they have

(Continued)

limited counterparty credit risk and are short-term, replicable on demand, or bear interest at market rates.

(4) Due to and Due from Clearing Organizations

The balance due to and due from clearing organizations represents the net amount due to or from the clearing organizations for settled and unsettled transactions and related activity. As of December 31, 2013, balances due to and from clearing organizations consist of the following:

		Due from	Due to
		(In thousands)	
Securities failed-to-deliver/receive	$	—	781
Receivable from clearing organizations		4,000	—
Payable to clearing organizations		—	1,355,878
	$	4,000	1,356,659

The Company clears certain of its principal and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

(5) Collateral

The Company's agreements with its clearing organizations permit the clearing organizations to use the Company's securities as collateral for Company-related borrowings and as collateral for securities sold but not yet purchased and related activity. The Company also pledges securities to collateralize repurchase transactions where the counterparty has the right by contract or custom to sell or repledge the securities. Pledged securities that can be sold or repledged by counterparties equal approximately $1.8 billion and are identified in the consolidated statement of financial condition.

(Continued)

Reverse repurchase agreements and repurchase agreements are presented on a net-by-counterparty basis when the requirements of ASC 210-20-45, are satisfied. The following table presents the gross and net resale and repurchase agreements and the related offsetting amount permitted under ASC 210-20-45. The Company does not have resale and repurchase agreements that are not permitted to be offset under ASC 210-20-14 but would be eligible for offsetting to the extent an event of default occurred and a legal opinion supporting enforceability of the offsetting rights has been obtained.

		Gross amounts of recognized assets/ liabilities	Gross amounts offset on the consolidated statement of financial condition	Net amounts of assets/ liabilities included on the consolidated statement of financial condition
			(In thousands)	
Securities purchased under agreements to resell	$	15,587,159	(5,513,303)	10,073,856
Securities sold under agreements to repurchase	$	17,138,174	(5,513,303)	11,624,871

(6) Related-Party Transactions

On March 21, 2012, the Company entered into a $33 million Promissory Note Agreement with Guggenheim. The note is due and payable by the Company on or before March 21, 2015. The note is unsecured and pays interest at 0.19%. The Company repaid $20 million in September 2012 along with accrued interest of $30,836. In May 2013, the Company repaid the remaining $13 million including accrued interest of $16,065 and the note was canceled.

On September 11, 2013, the Company entered into a $15 million Promissory Note Agreement with Guggenheim. The note is due and payable by Guggenheim within 15 days of demand. The note is unsecured and pays interest at 7%.

Affiliates may pay certain expenses on behalf of the Company throughout the year. The Company records an expense and an associated payable and remits cash payment to the affiliates on a monthly basis. At December 31, 2013, $1 million is included in due to affiliates in the consolidated statement of financial condition. The Company may also pay expenses on behalf of affiliates throughout the year. The Company records a receivable and collects cash payment from the affiliates on a monthly basis. At December 31, 2013, $1.2 million is included in due from affiliates in the consolidated statement of financial condition.

The Company has an Employee Allocation Agreement with an affiliate whereby the affiliate reimburses the Company for services provided by the respective employees to the affiliate.

(Continued)

The Company has a Service Agreement with the Parent and certain subsidiaries of Guggenheim under which the following services are provided: premises; technology services, including hardware, software, and telecommunications; corporate finance, including accounting, tax, and planning; human resources and benefits administration; general administration; legal; and marketing.

The Company provided customer introduction services and transaction advisory services to various affiliates and a company owned by several shareholders of Guggenheim. At December 31, 2013, $2.8 million is included in due from affiliates in the consolidated statement of financial condition.

The Company facilitates financing to various affiliates through its reverse repo and repo business. As of December 31, 2013, the Company had $2.4 billion of reverse repurchase agreements with affiliate counterparties and $2.3 billion of repurchase agreements with affiliate counterparties. In addition, an affiliate assisted with facilitating a financing transaction for the Company.

The Company facilitates commission-based fixed income and equity trading along with providing access to underwriting transactions to various affiliates and clients of affiliates in the ordinary course of business.

As of December 31, 2013, Guggenheim and a shareholder of Guggenheim have provided loans directly to employees of the Company (none of which are executive officers or directors) totaling $5.7 million.

(7) Off-Balance-Sheet Risk and Concentrations of Credit Risk

Off-Balance-Sheet Risk

Customer securities transactions are cleared through Pershing, LLC (Pershing) on a fully disclosed basis. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and Pershing provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from Pershing on a daily basis. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of customers and counterparties with which it conducts business.

The Company engages in short-term principal trading activities, including entering into securities sold, not yet purchased positions in order to manage exposure to market risk. The Company has recorded these obligations in the consolidated statement of financial condition at December 31, 2013 at the fair values of the related securities.

As part of the Company's financing and hedging activities, the Company enters into forward repurchase agreements, futures, and options transactions. In connection with these transactions, there are potential market or credit risks to the Company. Credit risk relates to the potential for failure by counterparties to perform according to terms of the contracts. The Company is subject to market risk arising from unfavorable changes in the market price of the underlying financial instrument.

As part of the Company's international equities and fixed-income business, the Company enters into foreign exchange transactions to facilitate the settlement of trades in local currencies. As these foreign currency transactions are typically converted to U.S. dollars to match the settlement of the underlying transactions, the Company expects the risk of loss due to foreign currency exposure to be minimal.

Additionally, the Company enters into contracts that contain a variety of customary representations and warranties, which provide customary general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

The Company enters into futures, mortgage-backed TBAs, and when-issued securities, which provide for the delayed delivery of the underlying instrument. The Company's futures transactions are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, these futures transactions generally do not have credit risk. The credit risk for TBAs and when-issued securities is limited to the unrealized fair valuation gains recorded in the consolidated statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Open equity in futures transactions is recorded as receivable from or payable to clearing organizations, as applicable. The gross notional amounts of futures contracts as of December 31, 2013 are $11.4 million (asset) and $1.3 billion (liability) with a weighted average maturity of approximately 15 months. The average monthly trading volume of futures is approximately 2,023 contracts.

The gross notional amounts of option contracts as of December 31, 2013 are $208 million (asset) and $203 million (liability) with a weighted average maturity of approximately 2 months. The average monthly trading volume of options is approximately 1,425 contracts.

Concentrations of credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. It is also the policy of the Company to obtain possession of collateral with market value equal or in excess of the principal account loaned under resale agreements.

(Continued)

(8) Fixed Assets

At December 31, 2013, fixed assets consisted of the following (in thousands):

Computers and software	$	6,283
Capitalized project costs		1,479
Office equipment and furniture		924
Leasehold improvements		344
		9,030
Less accumulated depreciation and amortization		(2,170)
Net book value	$	6,860

(9) Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (Rule 15c3-1), which requires the maintenance of minimum net capital and an additional minimum net capital requirement for reverse repurchase overcollateralization. The Company is also subject to the net capital requirements of the Commodity Futures Trading Commission Regulation 1.17 and requirements of the NFA, and is required to maintain adjusted net capital equivalent to the greater of $1,000,000 or 8% of customer and noncustomer risk maintenance margin requirements on all positions, as these terms are defined. At December 31, 2013, the Company had net capital of $76.6 million, which was $75.4 million in excess of its required net capital of $1.2 million.

The Company currently does not carry any customer accounts and various customer transactions are cleared through other broker-dealers on a fully disclosed basis. The only transactions that are self-clearing are the repurchase and reverse repurchase agreement transactions and most U.S. government and agency transactions. The U.S. government and agency business may trigger a reserve formula requirement only in the case of a failed transaction.

The Company has a signed proprietary accounts of introducing brokers (PAIB) agreement with Pershing to enable it to include certain assets as allowable assets in its net capital computation.

(10) Employee Benefit Plans

All participating employees are eligible to participate in the Guggenheim 401(k) plan (the Plan). For the year ended December 31, 2013, the Company made discretionary matching contributions of $1.3 million for its pro-rata share of the Plan. At December 31, 2013, such contributions are included in accrued expenses and other liabilities on the consolidated statement of financial condition.

(Continued)

(11) Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries as of December 31, 2013:

		Guggenheim Trust Assets, LLC	GP Energy Partners, LLC
		(In thousands)	
Total assets	$	—	299
Member's equity		—	123

The member's equity of these subsidiaries is excluded from the Company's computation of net capital per Rule 15c3-1.

(12) Commitments and Contingencies

The Company has obligations under operating leases for premises with noncancelable terms in excess of one year, which expire at various dates through 2028 and have various renewal options and escalation clauses. For the year ended December 31, 2013, $0.1 million of accrued rent was included in accrued expenses and other liabilities on the consolidated statement of financial condition.

The Company is involved in various pending and threatened legal proceedings arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the operation of the Company or its consolidated financial position.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2013, and were subsequently settled had no material effect on the consolidated financial statements as of that date.

(13) Unit-Based Compensation

Phantom units are granted in the Guggenheim Capital Phantom Unit Plan (the Phantom Plan) as part of an overall retention plan to retain key employees. Participants are credited with phantom units that track the value of common units of Guggenheim. Participants receive dividend distributions and liquidating distributions in cash, on a pari passu basis with Guggenheim's common units. Phantom awards issued as part of the Company's annual incentive compensation are classified as equity awards granted by Guggenheim to Company personnel. The ultimate settlement of phantom units through conversion to Guggenheim common units or cash distributions is Guggenheim's obligation.

(Continued)

The Company recognizes Phantom Plan awards in accordance with ASC Topic 718, *Compensation-Stock Compensation*. Under ASC 718, these awards were issued at the grant date fair value. Associated grant awards are treated as noncash capital contributions from the Parent in the year the awards are granted. In 2013, the Company awarded 616,755 phantom units to certain key employees, which were recorded as a liability as of December 31, 2012 and subsequently issued in 2013 as fully vested phantom units. The Company also issued 443,637 phantom units related to the vesting of current year awards. The Company received $7.8 million of noncash capital contributions from the Parent related to the grant of current and prior year awards.

At December 31, 2013, the total number of units outstanding under the Plan specifically related to Company employees was as follows:

	Units	Weighted-average price
Outstanding at December 31, 2012	734,567	$ 6.38
Issued during 2013	1,060,392	11.00
Outstanding at December 31, 2013	1,794,959	9.11

(14) Subsequent Events

Management has evaluated all subsequent events for the Company after the consolidated statement of financial condition date through February 28, 2014, the date the financial statements were available to be issued, and has concluded there are no recognized or nonrecognized events that require financial statement disclosure.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5 and Commodity Futures Trading Commission Regulation 1.16

The Member of
Guggenheim Securities, LLC:

In planning and performing our audit of the consolidated financial statement of Guggenheim Securities, LLC and its subsidiaries (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are

executed in accordance with management's authorization and recorded properly to permit the preparation of the consolidated financial statement in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d) (2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's consolidated financial statement will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of management, the SEC, the CFTC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2014